Exhibit 99.1

www.franco-nevada.com

Press Release

Franco-Nevada Announces 2013 Year-End Results, Increases Dividend and Provides Outlook

TORONTO, March 19, 2014 - Franco-Nevada Corporation (TSX: FNV; NYSE: FNV) today reported 2013 year end results realizing 241,402 Gold Equivalent Ounces(3) and $67.0 million in revenue for its oil & gas assets. Net income was $11.7 million, or $0.08 per share, which included after-tax impairment charges of $114.0 million. Adjusted Net Income(1) was $138.3 million, or $0.94 per share, and Adjusted EBITDA(2) was $322.5 million, or $2.20 per share. For the fourth quarter of 2013, Franco-Nevada realized a net loss of $80.6 million, or $0.55 per share, which included after-tax impairment charges of $108.1 million. Adjusted Net Income(1) for the quarter was $30.5 million, or $0.21 per share, and Adjusted EBITDA(2) was $77.3 million, or $0.53 per share.

An impairment charge of $107.9 million was recorded on our McCreedy precious metal stream located in Sudbury as KGHM International Ltd. announced that it would cease production of contact nickel ores as its off-take contract has been cancelled. In addition, an impairment of $24.2 million was recorded on our interest in Falcondo, a ferronickel operation located in the Dominican Republic, as Glencore Xstrata has put the operation on care and maintenance. Neither of these impairments impacted guidance, revenue or Adjusted EBITDA.

“In 2013, Franco-Nevada’s portfolio performed very well despite lower gold prices,” said David Harquail, President and CEO of Franco-Nevada. “We exceeded guidance for both our projected GEOs and oil & gas revenues. We expect our existing portfolio will continue to generate a growing number of ounces over the next five years. Franco-Nevada remains financially strong and debt-free and we expect to continue to grow with further investments.”

“This is our sixth year of financial results since Franco-Nevada was reborn as a public company in late 2007.  Over those six years, our business model has created real shareholder value with our share price outperforming both gold and gold equity benchmarks. In 2013, Franco-Nevada paid over $100 million in dividends to shareholders.  We’re pleased to continue the tradition of increasing dividends with an 11% increase to our dividend starting in the second quarter of 2014. We are proud to continue to differentiate Franco-Nevada as the gold investment that works.”

Financial Results

For the fourth quarter of 2013, Gold Equivalent Ounces(3) (“GEOs”) were 69,741 representing a 17.5% increase over the same period of 2012. Despite a 26.0% lower average gold price and a 12.9% lower average platinum price for the quarter, the Company saw growth in its GEOs from higher production levels from International and Canadian gold assets and PGM assets, partially offset by lower production from U.S. gold assets. In addition, our oil & gas assets generated $12.6 million in revenues during the quarter. Revenue was earned 83% from precious metals (69% gold and 14% PGMs) and 83% from North America and Australia (39% Canada, 14% U.S., 24% Mexico and 6% Australia).

The breakdown of revenue and GEOs(3)  is as follows:

	For the three months ended December 31, 2013		For the year ended December 31, 2013
	Revenue	GEOs(3)	Revenue	GEOs(3)
	(in millions)	#	(in millions)	#
Gold — United States	$11.5	8,833	$59.1	41,040
Gold — Canada	15.3	12,116	43.6	31,966
Gold — Australia	1.8	1,457	9.7	6,809
Gold — Rest of World	40.6	32,047	157.5	112,482
Gold — Total	$69.2	54,453	$269.9	192,297
PGMs	13.8	11,776	51.6	40,007
Other minerals	4.4	3,512	12.4	9,098
Oil & gas	12.6	—	67.0	—
	$100.0	69,741	400.9	241,402

Corporate Updates

•      Cerro Moro: In January 2014, Franco-Nevada entered into an agreement with AngloGold Ashanti Limited to acquire an existing 2.0% net smelter return (“NSR”) royalty on Yamana’s Gold Inc.’s Cerro Moro project located in Argentina for the Argentine peso equivalent of $23.5 million (at the official Argentine peso exchange rate) in cash.  The transaction is expected to close during H1 2014.

•      Klondex Gold: On February 11, 2014, Franco-Nevada entered into gold purchase and royalty agreements with Klondex Mines Ltd. (“Klondex”) which provided for the pre-paid purchase of 38,250 ounces of gold and a 2.5% NSR on Klondex’s Fire Creek and Midas properties, both of which are located in Nevada, U.S., for total consideration of $35.0 million in cash. Under the terms of the gold purchase agreement, the prepaid gold deliveries will be made at the end of each month with the first delivery due on June 30, 2014 and the last delivery due on December 31, 2018.  The annualized delivery schedule is: 6,750 ounces in 2014, 7,500 ounces in 2015 and 8,000 ounces in each of 2016, 2017 and 2018.  The NSR royalties will become payable following completion of the pre-paid deliveries.

•      Sabodala: On December 12, 2013, Franco-Nevada acquired a 6% gold stream on Teranga Gold Corporation’s Sabodala gold project located in Senegal, Africa. Under the terms of the gold stream agreement, the Company funded a $135.0 million deposit in exchange for 22,500 ounces of gold per year, payable monthly, for the first six years of the agreement, after which the Company will purchase 6% of the gold produced from Sabodala. The Company will pay 20% of the market price of gold for each ounce delivered under the agreement.

•      On March 19, 2014, the Company extended its credit facility for an additional two years with the amended expiry being March 19, 2019.  As at December 31, 2013, Franco-Nevada had working capital(4) of $861.2 million, no debt with an undrawn $500.0 million unsecured five-year revolving credit facility.

2014 Guidance

For 2014, the Company expects attributable royalty and stream production to total 245,000 to 265,000 GEOs(3) from its mineral assets and revenue of $60 million to $70 million from its oil & gas assets. For the 2014 guidance, platinum and palladium metals have been converted to GEOs using assumed commodity prices of $1,300/oz Au, $1,400/oz Pt and $725/oz Pd. The WTI oil price is assumed to average $95 per barrel with higher discounts for Canadian oil than experienced in 2013.

Five Year Outlook (2018)

Our five year outlook is based upon the respective operators’ public projections for each asset. Using the same commodity price assumptions as for 2014 and assuming no other acquisitions, the Company expects its existing portfolio to generate by 2018 between 300,000 to 325,000 gold equivalent ounces and $65 to $75 million in oil & gas revenues.  This outlook is also based on the following assumptions:

•      Cobre Panama: The outlook assumes a successful commissioning of the Cobre Panama project with operations performing at 50% capacity in 2018 of the annualized production levels projected by First Quantum.

•      Detour Gold:  The outlook assumes the successful ramp-up to full production of the Detour Lake mine to produce on average 657,000 ounces per year over the life of mine. No further expansion has been assumed within the next five years.

•      Tasiast:  The outlook assumes no material expansion within the five year period. Production levels in 2018 are assumed to be comparable to current production levels.

•      New mines:  The outlook assumes new mines will be contributing to the portfolio at levels close to the current operator’s projections at Rosemont (owned by Augusta Resource), Phoenix (owned by Rubicon Minerals), Agi Dagi (owned by Alamos Gold), Duketon (comprising Rosemont and Erlistoun and owned by Regis Resources) and Peculiar Knob (owned by Arrium Limited). Increased production is expected by 2018 at Subika (operated by Newmont Mining) and Holt (operated by St Andrews).  Lower production is expected by 2018 at Palmarejo and Goldstrike.

•      Oil & gas:  The outlook assumes the ongoing enhanced oil recovery capital program at Weyburn and Canadian oil price differentials returning to historic norms.

Portfolio Update

•      Gold — U.S.: Capital spending associated with Barrick Gold Corporation’s (“Barrick”) ongoing thiosulphate project at Goldstrike and a lower average gold price continued to impact the Company’s net profit interest (“NPI”) royalty which resulted in lower GEOs and revenue for the quarter. In addition, Barrick reported a reduction in the ore tons processed through the autoclave due to the construction activities. The thiosulfate project is expected to bring forward production which is expected to benefit Franco-Nevada in future periods. For 2014, the Company expects to earn slightly higher GEOs than 2013 levels. At Gold Quarry, where the royalty has minimum provisions, the Company expects to receive 11,250 ounces. GEOs from Marigold, Bald Mountain and Mesquite are expected to be lower in 2014 but will be more than offset by GEOs from the newly acquired Fire Creek asset. Overall GEOs from U.S gold assets are expected to be higher in 2014 than 2013.

•      Gold — Canada: GEOs from Canadian gold assets are expected to benefit from higher production from Detour Gold Corporation’s Detour Lake mine and the Kirkland Lake royalty which was acquired in October 2013. In addition, Lake Shore Gold Corp. announced the completion of its mill expansion during the third quarter of 2013 which will benefit Franco-Nevada’s royalty on the Timmins West property. Pretium Resources Inc. announced results from its bulk sampling program and filed a technical report which included a Mineral Resource estimate for its Brucejack project.  The Government of Canada has announced that it will not issue the federal authorizations necessary for the development of the New Prosperity project, as a result the New Prosperity project continues to be excluded from Franco-Nevada’s long term projections.  GEOs earned from Canadian gold assets in 2014 are expected to be in-line with 2013 levels.

•      Gold — Australia: Regis Resources Ltd. (“Regis”) announced the completion of construction and the commencement of commissioning of its Rosemont Gold project, which comprises part of the Duketon project. In February 2014, Regis also announced a 4-6 week suspension of open pit mining at Garden Well and Rosemont due to flooding. Alacer Gold Corp. sold its South Kalgoorlie operations on which Franco-Nevada has a royalty, to a subsidiary of Metals X Limited, an Australian publicly-listed company. GEOs from Australian gold assets are expected to be slightly higher in 2014 than 2013.

•      Gold — Rest of World: First Quantum Minerals Ltd. (“First Quantum”) announced the results of its review of the Cobre Panama project which included a larger project with installed capacity approximately 17% higher than the original plan and a revised development timeframe with first concentrate production expected in the fourth quarter of 2017. Franco-Nevada expects to fund approximately $200.0 million in 2014 under its precious metals stream agreement on the Cobre Panama project. Coeur Mining, Inc. reported annual production of 116,536 ounces of gold from Palmarejo and provided 2014 guidance of 87,000-95,000 ounces of gold. The Company holds a 50% gold stream over Palmarejo which includes an annual minimum of 50,000 ounces, payable monthly.  Overall Rest of World gold assets are expected to generate higher GEOs in 2014.

•      PGM Assets: Stillwater Mining Company has announced its 2014 guidance of between 520,000-535,000 ounces of palladium and platinum which is in-line with 2013 production levels. Production from KGHM International Ltd.’s (“KGHM”) Morrison mine is expected to be in-line with 2013 levels. KGHM announced plans to reduce mining at its McCreedy mine due to the cancellation of a nickel processing contract. While mining of the contact nickel ore at McCreedy was not attributable to the Franco-Nevada’s stream, the reduction in the labor force resulted in Franco-Nevada recording an impairment charge on this asset.

•      Oil & gas: Q4 revenues were lower than Q3 due to lower oil prices, higher differentials and pipeline apportionments. For 2014, revenues are expected to be comparable to 2013 with slightly lower volumes and price discounts offset by reduced capital spending.

Dividend Information

Franco-Nevada is pleased to announce that its Board of Directors has decided to raise its dividend and move to quarterly dividend payments, both effective for the second quarter of 2014. The dividend will increase to $0.20 per share per quarter, an increase of two cents per share per quarter, resulting in an effective annual dividend of $0.80 per share compared to $0.72 per share paid in 2013.  The Board of Directors plans on formally declaring the second quarter dividend of $0.20 per share in May 2014 with payment by the end of June 2014. Moving to a quarterly dividend should reduce the foreign exchange exposure shareholders have been assuming with our monthly declarations.

Shareholder Information and 2014 Asset Handbook

The complete Consolidated Annual Financial Statements and Management’s Discussion and Analysis can be found today on Franco-Nevada’s website at www.franco-nevada.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Management will host a conference call tomorrow, Thursday, March 20, 2014 at 10:00 a.m. Eastern Time to review the results as well as discuss Franco-Nevada’s 2014 and five-year outlook.  In addition, Franco-Nevada will be releasing its 2014 Asset Handbook with updated disclosures on our assets and the number of gold ounces and royalty equivalent units associated with each asset.

Interested investors are invited to participate as follows:

•       Via Conference Call:  Toll-Free: (888) 231-8191; International: (647) 427-7450; Title: Franco-Nevada 2013 Results and 2014 Outlook.

•       Conference Call Replay: A recording will be available until March 27, 2014 at the following numbers: Toll-Free (855) 859-2056; International (416) 849-0833; Pass code 51386489.

•       Webcast: A live audio webcast will be accessible at www.franco-nevada.com.

Corporate Summary

Franco-Nevada is a gold-focused royalty and stream company.  The Company has a diversified portfolio of cash-flow producing assets and interests in some of the largest development projects in the world.  Its business model provides investors with exploration optionality while limiting exposure to operating and capital cost risks.  Franco-Nevada has substantial cash with no debt and is generating cash flow from its portfolio that is being used to expand its portfolio and pay dividends. Franco-Nevada’s common shares trade under the symbol FNV on both the Toronto and New York stock exchanges.

For more information, please go to our website at www.franco-nevada.com or contact:

Stefan Axell	Sandip Rana
Manager, Investor Relations	Chief Financial Officer
416-306-6328 info@franco-nevada.com	416-306-6303

Prepared in accordance with IFRS and presented in U.S. dollars (unless otherwise noted).

Forward Looking Statements

This press release contains “forward looking information” and “forward looking statements” within the meaning of applicable Canadian securities laws and the U.S. Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces are forward looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Such forward looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements. A number of factors could cause actual events or results to differ materially from any forward looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Corporation is determined to have PFIC status; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; rate and timing of production differences from resource estimates; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest; and the integration of acquired assets.  The forward looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Corporation’s ongoing income and assets relating to determination of its PFIC status; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and investors are cautioned that forward looking statements are not guarantees of future performance. Franco-Nevada cannot assure investors that actual results will be consistent with these forward looking statements. Accordingly, investors should not place undue reliance on forward looking statements due to the inherent uncertainty therein.  For additional information with respect to risks, uncertainties and assumptions, please refer to the “Risk Factors” section of Franco-Nevada’s most recent Annual Information Form as well as Franco-Nevada’s most recent Management’s Discussion and Analysis filed with the Canadian securities regulatory authorities on www.sedar.com and contained in Franco-Nevada’s Form 40-F filed with the SEC on www.sec.gov.  The forward looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

NON-IFRS MEASURES:  Adjusted Net Income, Adjusted EBITDA and Working Capital are intended to provide additional information only and do not have any standardized meaning prescribed under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.  Other companies may calculate these measures differently. For a reconciliation of these measures to various IFRS measures, please see below or the Company’s current MD&A disclosure found on the Company’s website, on SEDAR and on EDGAR.

(1)         Adjusted Net Income is defined by the Company as net income (loss) excluding foreign exchange gains/losses, gains/losses on the sale of investments, impairment charges related to royalties, streams, working interests and investments, unusual non-recurring items, and the impact of taxes on all these items.

(2)         Adjusted EBITDA is defined by the Company as net income (loss) excluding income tax expense/recovery, finance income and costs, foreign exchange gains/losses, gains/losses on the sale of investments, income/losses from equity investments, depletion and depreciation and impairment charges related to royalties, streams, working interests and investments.

(3)         GEOs include our gold, platinum, palladium and other mineral assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Platinum, palladium and other minerals were converted to GEOs by dividing associated revenue by the average gold price for the period. For Q4 2013, the average commodity prices were as follows: $1,272/oz gold (2012 - $1,719/oz); $1,397/oz platinum (2012 - $1,603/oz) and $726/oz palladium (2012 - $654/oz).  For 2013, the average commodity prices were as follows: $1,411/oz gold (2012 - $1,669/oz); $1,487/oz platinum (2012 - $1,552/oz) and $725/oz palladium (2012 - $645/oz).

(4)         Working capital is defined by the Company as current assets less current liabilities.

Reconciliation to IFRS measures:

	Three months ended December 31,		Year ended December 31,
(expressed in millions, except per share amounts)	2013	2012	2013	2012
Net Income (Loss)	$(80.6)	$(33.1)	$11.7	$102.6
Foreign exchange loss and other expenses, net of income tax	0.5	(0.5)	2.3	(0.1)
Mark-to-market changes on derivatives, net of income tax	1.7	1.4	9.9	(7.2)
Impairment of investments, net of income tax	25.6	7.6	30.8	7.6
Impairment of royalty, stream and working interests, net of income tax	83.3	74.1	83.3	74.1
Credit facility costs written off, net of income tax		—	0.3	—
Foreign withholding taxes	—	—	—	(3.5)
Withholding tax reversal	—	(2.5)	—	(2.5)
Adjusted Net Income	$30.5	$47.0	$138.3	$171.0
Basic Weighted Average Shares Outstanding	147.1	145.3	146.8	143.1
Adjusted Net Income per share	$0.21	$0.32	$0.94	$1.19

Net Income (Loss)	$(80.6)	$(33.1)	$11.7	$102.6
Income tax (recovery) expense	(17.1)	10.9	22.3	52.3
Finance costs	0.6	0.2	1.9	1.1
Finance income	(1.0)	(1.4)	(3.5)	(9.6)
Depletion and depreciation	34.4	32.8	129.3	126.7
Impairment of investments	24.8	8.6	30.7	8.6
Impairment of royalty, stream and working interests	112.9	74.1	112.9	74.1
Foreign exchange (gains)/losses and other (income)/expenses	3.3	1.6	17.2	(8.0)
Adjusted EBITDA	$77.3	$93.7	$322.5	$347.8
Adjusted EBITDA per share	$0.53	$0.65	$2.20	$2.43

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in millions of U.S. dollars)

	December 31, 2013	December 31, 2012

ASSETS
Cash and cash equivalents (Note 5)	$770.0	$631.7
Short-term investments (Note 6)	18.0	148.2
Receivables	78.0	83.4
Prepaid expenses and other	46.3	15.9
Current assets	912.3	879.2

Royalty, stream and working interests, net (Note 7)	2,050.2	2,223.6
Investments (Note 6)	38.2	108.4
Deferred income tax assets (Note 15)	15.8	8.7
Other	28.4	24.0

Total assets	$3,044.9	$3,243.9

LIABILITIES
Accounts payable and accrued liabilities (Note 8)	46.1	$44.0
Current income tax liabilities	5.0	12.8
Current liabilities	51.1	56.8

Deferred income tax liabilities (Note 15)	30.0	38.0
Total liabilities	81.1	94.8

SHAREHOLDERS’ EQUITY (Note 16)
Common shares	3,133.0	3,116.7
Contributed surplus	45.8	47.2
Deficit	(212.5)	(120.6)
Accumulated other comprehensive income (loss)	(2.5)	105.8
Total shareholders’ equity	2,963.8	3,149.1

Total liabilities and shareholders’ equity	$3,044.9	$3,243.9

Commitments (Note 18)
Subsequent events (Note 20)

The notes are an integral part of these unaudited consolidated financial statements and can be found in our 2013 Annual Report available on our website.

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

(in millions of U.S. dollars, except per share amounts)

	For the years ended December 31,
	2013	2012

Revenue (Note 12)	$400.9	$427.0

Costs and expenses
Costs of sales (Note 13)	60.2	59.2
Depletion and depreciation	129.3	126.7
Impairment of investments (Note 6)	30.7	8.6
Impairment of royalty, stream and working interests (Note 7(c))	112.9	74.1
Corporate administration (Note 14 and 16)	15.2	17.4
Business development	3.0	2.6
	351.3	288.6

Operating income	49.6	138.4

Foreign exchange gain (loss) and other income (expenses)	(17.2)	8.0

Income before finance items and income taxes	32.4	146.4

Finance items
Finance income	3.5	9.6
Finance expenses (Note 11)	(1.9)	(1.1)
Net income before income taxes	$34.0	$154.9

Income tax expense (Note 15)	22.3	52.3

Net income	$11.7	$102.6

Other comprehensive income (loss):
Items that may be classified subsequently to profit and loss:		—

Unrealized change in market value of available-for-sale investments, net of an income tax recovery of $3.0 (2012 - income tax expense of $2.6) (Note 6)	(26.0)	7.5
Realized change in market value of available-for-sale investments (Note 6)	6.5	8.6
Currency translation adjustment	(88.8)	23.1
Other comprehensive income (loss) for the year	(108.3)	39.2

Total comprehensive income (loss) for the year	$(96.6)	$141.8

Basic earnings per share (Note 17)	$0.08	$0.72
Diluted earnings per share (Note 17)	$0.08	$0.71

The notes are an integral part of these unaudited consolidated financial statements and can be found in our 2013 Annual Report available on our website.

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of U.S. dollars)

	For the years ended December 31,
	2013	2012
Cash flows from operating activities
Net income	$11.7	$102.6
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depletion and depreciation	129.3	126.7
Impairment of royalty, stream and working interests (Note 7(c))	112.9	74.1
Impairment of investments (Note 6)	30.7	8.6
Mark-to-market on warrants	11.5	(8.2)
Other non-cash items	1.6	0.2
Deferred income tax expense (Note 15)	(12.6)	14.0
Share-based payments (Note 16(c) and (f))	4.6	2.9
Unrealized foreign exchange loss	3.1	0.1

Changes in non-cash assets and liabilities:
(Increase) decrease in receivables	5.4	(4.3)
(Increase) in prepaid expenses and other	(43.0)	(14.0)
Increase (decrease) in accounts payable and accrued liabilities	(5.8)	3.6
Net cash provided by operating activities	249.4	306.3

Cash flows from investing activities
Proceeds on sale of short-term investments	253.4	318.4
Acquisition of investments	(124.6)	(468.6)
Acquisition of interests in mineral and oil & gas properties	(134.8)	(493.2)
Acquisition of oil & gas well equipment	(6.1)	(15.9)
Acquisition of property and equipment	(1.3)	—
Proceeds from sale of gold bullion	12.0	—
Net cash used in investing activities	(1.4)	(659.3)

Cash flows from financing activities
Credit facility amendment costs	(1.5)	—
Payment of dividends	(101.8)	(77.9)
Proceeds from exercise of warrants	2.3	241.3
Proceeds from exercise of stock options	7.0	16.6
Net cash (used in) provided by financing activities	(94.0)	180.0
Effect of exchange rate changes on cash and cash equivalents	(15.7)	10.6
Net increase (decrease) in cash and cash equivalents	138.3	(162.4)
Cash and cash equivalents at beginning of year	631.7	794.1
Cash and cash equivalents at end of year	$770.0	$631.7

Supplemental cash flow information:
Cash paid for interest expense and loan standby fees during the year	$1.2	$0.6
Income taxes paid during the year	$47.0	$46.4

The notes are an integral part of these unaudited consolidated financial statements and can be found in our 2013 Annual Report available on our website.

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in millions of U.S. dollars)

	Share capital (Note 16)	Contributed Surplus	Accumulated other comprehensive income (loss)	Deficit	Total Equity
Balance at January 1, 2013	3,116.7	47.2	105.8	(120.6)	3,149.1
Net income	—	—	—	11.7	11.7
Other comprehensive loss	—	—	(108.3)	—	(108.3)
Total comprehensive loss	—	—	—	—	(96.6)
Exercise of stock options	9.0	(2.0)	—	—	7.0
Exercise of warrants	3.3	(1.0)	—	—	2.3
Share-based payments	—	4.6	—	—	4.6
Vesting of restricted share units	1.4	(1.4)	—	—	—
Expiry of warrants	—	(1.6)	—	—	(1.6)
Dividend investment plan	2.6	—	—	—	2.6
Dividends declared	—	—	—	(103.6)	(103.6)
Balance at December 31, 2013	3,133.0	45.8	(2.5)	(212.5)	2,963.8

Balance at January 1, 2012	2,803.6	99.5	66.6	(135.5)	2,834.2
Net income	—	—	—	102.6	102.6
Other comprehensive income	—	—	39.2	—	39.2
Total comprehensive income	—	—	—	—	141.8
Exercise of stock options	21.8	(5.1)	—	—	16.7
Share-based payments	—	2.9	—	—	2.9
Exercise of warrants	289.6	(48.3)	—	—	241.3
Vesting of restricted share units	1.8	(1.8)	—	—	—
Adjustment to finance costs	(0.1)	—	—	—	(0.1)
Dividends declared	—	—	—	(87.7)	(87.7)
Balance at December 31, 2012	3,116.7	47.2	105.8	(120.6)	3,149.1

The notes are an integral part of these unaudited consolidated financial statements and can be found in our 2013 Annual Report available on our website.